Exhibit 99.1

BIOBLAST PHARMA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of BioBlast Pharma Ltd. (“Company”) will be held on August 9, 2016, at 10:00 am Israel Time, at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (the “Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2015.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

3.	Re-election of the following Company’s currently serving directors: Mr. Fredric Price, Mr. Colin Foster, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Tom Dubin, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine.

4.	Election of Dr. Ralf Rosskamp as a Director.

5.	To approve the change of the Company’s name to “Bioblast Pharma Ltd.”

6.	To approve the appointment of Mr. Fredric Price, the Company's Executive Chairman of the Board of Directors (the “Executive Chairperson”), as Chief Executive Officer, or otherwise grant the Executive Chairperson authority to discharge responsibilities typically discharged by the Company’s Chief Executive Officer, in accordance with section 121(c) to the Israeli Companies Law, 5759-1999 (the “Companies Law”).

7.	To approve an amendment of the terms of compensation of the Company’s Executive Chairperson, which terms exceed the limitations set forth in the Company’s compensation policy (the “Policy”).

8.	To approve an amendment to the terms of compensation of Dr. Warren Wasiewski, which terms exceed the limitations in the Policy.

9.	To approve an amendment to the compensation terms of certain Directors.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on July 11, 2016 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. They are also entitled to notice of the Meeting and to vote at the Meeting if they held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins. The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”). If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions are counted in determining if a Quorum is present.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 37 Dereh Menachem Begin St., Tel Aviv 6522042, Israel or at our transfer agent, Vstock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598 in the enclosed envelope, by August 9, 2016 at 6:00 am Israel time, which is August 8, 2016 at 11:00 pm Eastern time.

If you sign and return the enclosed proxy card, your shares will be voted as abstained of all of the proposed resolutions, whether or not you specifically indicate a “ABSTAIN” vote, unless you specifically vote in favor or vote against a specific resolution.

The vote with respect to Items No. 6, 7 and 8 of the Meeting’s agenda will not be counted without indication of non-existence of personal interest. See Items 5.a, 6.a, and 7.a in the proxy card attached hereto.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

Disclosure Regarding Compensation

New regulations under the Companies Law require that the Company provides its shareholders with certain information about the compensation granted to the Company’s five most highly compensated officers during or with respect to the year ended December 31, 2015. Such information can be found under Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 29, 2016.

By order of the Board of Directors,

/s/ Mr. Fredric Price

Mr. Fredric Price

Executive Chairman of the Board of Directors

July 5, 2016

BIOBLAST PHARMA LTD.

TEL-AVIV, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of BioBlast Pharma Ltd. (“Company”) in connection with the solicitation by the Company's board of directors (“Board of Directors”) of proxies for use at the Annual and Extraordinary General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on August 9, 2016, at 10:00 am Israel Time, at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2015.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

3.	To elect the following Company’s currently serving directors: Mr. Fredric Price, Mr. Colin Foster, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Tom Dubin, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine.

4.	Election of Dr. Ralf Rosskamp as a Director.

5.	To approve the change of the Company’s name to “Bioblast Pharma Ltd.”

6.	To approve the appointment of Mr. Fredric Price, the Company's Executive Chairman of the Board of Directors (the “Executive Chairperson”), as Chief Executive Officer, or otherwise grant the Executive Chairperson authority to discharge responsibilities typically discharged by the Company’s Chief Executive Officer, in accordance with section 121(c) to the Israeli Companies Law, 5759-1999 (the “Companies Law”).

7.	To approve an amendment of the terms of compensation of the Company’s Executive Chairperson, which terms exceed the limitations set forth in the Company’s compensation policy (the “Policy”).

8.	To approve an amendment to the terms of compensation of Dr. Warren Wasiewski, which terms exceed the limitations in the Policy.

9.	To approve an amendment to the compensation terms of certain Directors.

ITEM 1 – TO PRESENT THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

The Company’s financial information for the year ended December 31, 2015 is available on the Company’s website at the following address:

http://ir.bioblastpharma.com/phoenix.zhtml?c=253658&p=IROL-secToc&TOC=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9vdXRsaW5lLnhtbD9yZXBvPXRlbmsmaXBhZ2U9MTA4NDI5NDgmc3Vic2lkPTU3&ListAll=1&sXBRL=11

At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2015 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2016. It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

1 The contents of the Company’s website do not form a part of, and are not incorporated by reference into, this proxy statement.

ITEM 3 – RE-ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who are elected and serve in office in accordance with the provisions of the Companies Law), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier. Mr. Gili Cohen, our sole external director, is not standing for re-election as his election is valid for three years, from the date of his election as an external director on October 30, 2014.

As required by the Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below

The candidates for election are: Mr. Fredric Price, Mr. Colin Foster, Dr. Dalia Megiddo, Mr. Udi Gilboa, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine. Biographical information about each of the candidates is provided below.

Fredric Price has been Executive Chairman of our Board of Directors since April 2014, having served as our Chairman of the Board of Directors from April 2012 until April 2014. Since 2013, Mr. Price has served as a member of the Advisory Board of FDNA Inc. From 2013 until 2014, he was Executive Chairman of the Board of Directors and from 2008 to 2013 Chairman of the Board of Directors and Chief Executive Officer of Chiasma, Inc. From 2004 to 2008, Mr. Price was Chairman of the Board of Directors of Omrix Biopharmaceuticals, Inc., from 2006 to 2012 a member of the Board of Directors of Enobia Pharma Corp., from 2007 to 2010 a member of the Board of Directors of Pharmasset Inc., from 2007 to 2011 Executive Chairman of the Board of Directors of Peptimmune, Inc., from 2004 to 2005 Executive Chairman of the Board of Directors of Zymenex A/S, from 2000 to 2004 Chairman of the Board of Directors and Chief Executive Officer of BioMarin Pharmaceutical Inc., and from 1994 to 2000 Chief Executive Officer and a member of the Board of Directors of Applied Microbiology Inc. As chairman and/or chief executive officer, he has raised more than $700 million in a variety of securities transactions, led a total of 21 M&A and licensing transactions, built FDA approved facilities and had drugs approved in the United States as well as in international markets. His earlier experience includes having been Vice President of Finance and administration and Chief Financial Officer of Regeneron Pharmaceuticals, Inc., the founder of the strategy consulting firm RxFDP, and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities. Mr. Price is a co-inventor of 13 issued U.S. patents. He received a B.A. from Dartmouth College and an M.B.A. from the Wharton School of the University of Pennsylvania.

Colin Foster has been a director since January 2015. Between January 2015 and June 2016 Mr. Foster served as our President and Chief Executive Officer. Mr. Foster has extensive experience in leading therapeutic, diagnostic, and medical device companies in the United States and internationally, working across the R&D-to-commercial continuum. He was a founder of iSci Management LLC, a life sciences advisory firm, and served as its Chief Executive Officer from 2011 until 2015. In 2005, Mr. Foster co-founded Optherion, Inc., a venture backed biologics and diagnostics company targeting ultra-orphan diseases of the immune system and age-related macular degeneration, and served as its Chief Executive Officer from 2006 until 2012. Prior to that, and from 1994 until 2004, he held various senior executive positions at Bayer AG including President and Chief Executive Officer of Bayer Pharmaceuticals Corporation USA and Region Head of the North American Pharmaceuticals business of Bayer AG. In 1988, Mr. Foster began his post-graduate career with Sandoz Canada Inc. before embarking on an international career with Bayer in Canada, the USA, and Europe. Mr. Foster currently serves as Chairman of Ivenix, Inc., and is a board member of Optherion, iSci Management LLC, and Vista Vocational & Life Skills Center. Mr. Foster has a B.Sc. in Zoology and Microbiology from the University of Toronto, and an M.B.A. from Western University in Canada. He is also an active member of The Jackson Laboratory National Council and Jackson Society.

Dr. Dalia Megiddo has been a director since our inception and currently serves as our Chief Development Officer. From our inception until February 2015, Dr. Megiddo was our Chief Executive Officer. Dr. Megiddo co-founded Alcobra Ltd., a NASDAQ traded company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat Attention Deficit Hyperactivity Disorder in February 2008 and became a Director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, she has been a manager of InnoMed Ventures, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures, an Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business.

Udi Gilboa has been a director since our inception and currently serves as a special advisor to the Chief Executive Officer. In addition, Mr. Gilboa co-founded Alcobra Ltd. in February 2008, became a director at that time and served as its Chief Financial Officer and Chief Accounting Officer until May 2014. From 2007 until 2014, Mr. Gilboa served as a director of Insuline Medical Ltd., a public company whose shares are listed for trading on the Tel Aviv Stock Exchange. Mr. Gilboa is the founder and managing partner of Top Notch Capital, a prominent Israeli life sciences investment bank. He is a director of Samson Neurosciences Ltd., and has founded a number of medical device and pharmaceutical companies. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

Thomas I.H. Dubin has been a director since September 2015. Mr. Dubin is an attorney with over twenty years of senior leadership experience in the pharmaceutical and biotechnology industries. From January 2014 through November 2014, Mr. Dubin served as an advisor to the Chief Executive Officer of Infinity Pharmaceuticals Inc. (NASDAQ: INFI). From 2008 through 2013, he was Senior Vice President and Chief Legal Officer, and from 2001 through 2008 he was Vice President and General Counsel, of Alexion Pharmaceuticals, Inc. (NASDAQ:ALXN), an S&P 500 biopharmaceuticals company that discovers, develops, and commercializes medicines for patients with ultra-rare, life-threatening disorders. Prior to Alexion, from 1992 to 2000, Mr. Dubin served in senior positions at ChiRex, Inc. (NASDAQ:CHRX) and at Warner-Lambert Company (NYSE:WLA) prior to its sale to Pfizer, Inc. Mr. Dubin began his career as an attorney with Cravath, Swaine & Moore in New York City. He is a Trustee of the American Jewish World Service, and a Member of Launchpad Venture Group. Mr. Dubin received his J.D. from New York University School of Law, and his B.A. from Amherst College, cum laude.

Ran Nussbaum has been a director since July 1, 2013. Mr. Nussbaum is a managing partner and the co-founder of The Pontifax Group, which established three funds with over 30 portfolio companies. Over the past 10 years, Mr. Nussbaum has been co-managing The Pontifax Group. From 2006 to 2008 he also served as Chief Executive Officer of Biomedix Ltd. and Spearhead Ltd., as well as Chairman of the Board of Nasvax Ltd. Mr. Nussbaum’s experience in the life sciences arena coupled with a 10-year experience in the business intelligence field creates a unique blend of skills, enabling him to support companies from inception to commercialization. Mr. Nussbaum also serves on the Board of Directors of many of The Pontifax Group’s portfolio companies including, Kite Pharma Inc., c-CAM Ltd., Insuline Ltd. (TASE: INSL), Eloxx Pharmaceuticals Ltd., Theracaot Ltd., CollPlant Ltd. (TASE: CLPT), Protab Ltd., Quiet Therapeutics Ltd., Fusimab Ltd. and as Chairman of the Board of Ocon Medical Ltd.

Dr. Marlene Haffner has been a director since July 1, 2013. From 1986 until 2007, Dr. Haffner served as the Director of the Office of Orphan Products Development (OOPD) of the FDA. As OOPD Director she was responsible for the leadership and management of the FDA orphan products development program, the first Orphan Products program in the world. After leaving the FDA, and from 2007 until 2009, she served as Executive Director, Global Regulatory Policy and Intelligence at Amgen, Inc., and since 2009 has held the position of Chief Executive Officer at Orphan Solutions and Haffner Associates, services companies for the Orphan Drugs industry. In addition to her consulting activities, since 2009, Dr. Haffner has been an Adjunct Professor at the Department of Preventive Medicine and Biometrics and a Clinical Professor at the Department of Medicine of the F. Edward Hébert School of Medicine, Uniformed Services University of the Health Sciences in Bethesda, Maryland. For 36 years she served in the United States Public Health Service beginning her career with the Indian Health Service in Gallup, New Mexico. She received her M.D. from the George Washington University School of Medicine where she then interned in Internal Medicine. She received further training in internal medicine, dermatology and hematology at the Presbyterian Hospital, New York and at the Albert Einstein College of Medicine, New York. She received an M.P.H. from the Johns Hopkins University Bloomberg School of Public Health. During her public health career, she rose to the rank of Rear Admiral in the United States Public Health Service.

Michael Burshtine has been a director since October 30, 2014. Mr. Burshtine served as the president and Chief Executive Officer of Flight Medical Innovations Ltd., a med-tech company specializing in the development, manufacturing and marketing of portable ventilators, between 2009 and May 2014. Prior to that, between 2007 and 2009, he served as President and Chief Executive Officer of Recoly N.V., a bio-med company engaged in the research, development and commercialization of drug enhancement technologies. From 2004 to 2007, he served as the Chief Financial Officer of Omrix Biopharmaceuticals Inc., a public biotechnology company that develops, manufactures and commercializes plasma derivative products. Mr. Burshtine has been a certified CPA since 1994 and was a senior partner at Kesselman & Kesselman PriceWaterhouseCoopers (PWC) auditing firm, until 2004. He holds an M.B.A. and a B.A. in economics and accounting, both from Tel Aviv University. Mr. Burshtine serves on our Audit Committee and our Compensation Committee.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect each of Mr. Fredric Price, Mr. Colin Foster, Dr. Dalia Megiddo, Mr. Udi Gilboa, Mr. Tom Dubin, Mr. Ran Nussbaum, Dr. Marlene Haffner and Mr. Michael Burshtine to serve as directors of the Company until the next Annual Meeting.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director candidate shall be voted separately.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF DR. RALF ROSSKAMP AS A DIRECTOR

The company's Articles of association provide that, generally, the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is earlier.

As required by the Companies Law, the director candidate has declared in writing that he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a Director in the Company.

The compensation terms of Dr. Rosskamp election, will be as set forth in Item 9 in this proxy statement and are subject to shareholders approval.

Biographical information about the candidates is provided below.

Dr. Ralf Rosskamp is a pediatric endocrinologist with over 15 years of experience in clinical medicine and almost 20 years of experience in the pharmaceutical industry. Dr. Rosskamp has held positions of increasing responsibility in clinical research and drug development. His current position is the Chief Medical Officer of Summit Therapeutics located in Cambridge, MA. His most recent position was VP Global Clinical Development at NPS Pharma – in 2015 acquired by Shire. He has been responsible for numerous investigational new drug applications, the design and execution of clinical development programs, and new drug applications across multiple therapeutic areas including diabetes, cardiovascular, respiratory and orphan drug development. Approved products for which Dr. Rosskamp was involved include Amaryl®, Lantus®, Apidra®, Simcor®, and most recently the FDA authorization of Natpara® for the treatment of a rare endocrine disease called hypoparathyroidism. He has extensive experience with international regulatory authorities, such as US FDA, EU EMA and Japan PMDA, and was a key presenter at the FDA Endocrinologic and Metabolic Drugs Advisory Committee Meeting on Natpara®. Dr. Rosskamp received his MD and PhD from the University of Bonn, Germany.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Dr. Ralf Rosskamp to serve as a director of the Company, until the next Annual Meeting”.

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 5 – APPROVAL OF THE CHANGE OF THE COMPANY’S NAME TO “BIOBLAST PHARMA LTD.” AND AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATIONS

It is suggested to change the Company's name from “BioBlast Pharma Ltd.” to “Bioblast Pharma Ltd.”, or to any other similar name that will be approved by the Israeli Companies Registrar, and to amend Article 1.1 of the Articles in order to reflect the changed name of the Company, as follows: “The name of the Company is BIOBLAST PHARMA Ltd.”

The proposed change of the Company's name is subject to the approval of the Israeli Companies Registrar, and will come into effect pursuant to such approval.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, the name of the Company will be changed to “Bioblast Pharma Ltd.”, or to any other similar name that will be approved by the Israeli Companies Registrar, and to amend Article 1.1 of the Articles in order to reflect the changed name of the Company, as follows: “The name of the Company is BIOBLAST PHARMA Ltd.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 6 – APPROVAL OF THE APPOINTMENT OF MR. FREDRIC PRICE, THE COMPANY'S EXECUTIVE CHAIRPERSON OF THE BOARD OF DIRECTORS, AS CHIEF EXECUTIVE OFFICER

Mr. Fredric Price has served as the Chairperson of our Board of Directors since April 2012 and the Executive Chairperson since April 2014. Recently the Company experienced significant changes in its senior management team, and our Board of Directors identified an urgent need to allocate management and leadership resources to ensure continuity of the business. Mr. Price expressed his willingness to support the Company as needed. However, under the Companies Law, the chief executive officer of a public company may not serve as the chairperson of the board of the company unless approved by the Company’s shareholders. Accordingly, the Board of Directors seeks an approval by the Company’s shareholders to authorize Mr. Price to serve as the Company’s chief executive officer, or otherwise discharge responsibilities typically discharged by the chief executive officer of the Company on an as needed basis, until a new management team joins the Company or until the Board of Directors determines otherwise.

Our Board of Directors has determined that authorizing the Executive Chairperson to act as the Chief Executive Officer of the Company is the most effective leadership structure for the Company at the present time. In reaching this conclusion the Board of Directors considered, among other things, Mr. Price's extensive experience in the biopharmaceutical industry and the fact that as the Executive Chairperson, Mr. Price has detailed knowledge of the risks, opportunities and challenges facing the Company and is, therefore, the most appropriate person to ensure continuity of the Company’s business and its success. The combined role of Chief Executive Officer and Executive Chairperson also facilitates the flow of information between management and the Board of Directors and ensures clear accountability for the execution of the Company's strategy.

Under the Companies Law, the chief executive officer of a public company may not serve as the chairman of the board of the company unless approved by the holders of a majority of the shares of the company represented at the meeting in person or by proxy or written ballot, provided that either: (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company2.

Such approval will be for a period not exceeding three years and may be repeated.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Board of Directors to engage the Company’s Executive Chairperson also as the Company’s Chief Executive Officer, or otherwise grant the Executive Chairperson authority to discharge responsibilities typically discharged by the Company’s Chief Executive Officer, in accordance with section 121(c) to the Israeli Companies Law.”

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 7 – APPROVAL OF AN AMENDMENT OF TERMS OF COMPENSATION OF THE EXECUTIVE CHAIRPERSON

The Board of Directors and the Compensation Committee approved an amendment of the terms of compensation of the Company's Executive Chairperson. The proposed new terms of compensation are set forth in Exhibit A attached hereto and some of them are conditioned upon the adoption by the shareholders of the resolution set forth in Item 5 above. In making this recommendation the Board of Directors took into consideration the urgent need for leadership and management resources in light of the recent changes in the Company’s senior management team and that Mr. Price has deep understanding of the Company’s business and is therefore a key person in ensuring continuity in the Company’s business. Accordingly, the Compensation Committee and Board of Directors determined that exceeding the limitations of the Policy is necessary and in the Company's best interest.

 2 In connection with your vote, you are asked to advise the Company whether you are a controlling shareholder or have a personal interest in this resolution above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if you or any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than BioBlast Pharma Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder. Please approach the Company if you have any concern that the content of this footnote might apply to you.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed compensation terms of Mr. Price, with regard to his position as the Company's Executive Chairperson and/or as the Company’s Chief Executive Officer as set forth in Exhibit A of this proxy statement, which terms exceed the limitations set forth in the Policy.”

Since the adjusted terms of compensation of Mr. Price exceed the limitations in the Policy, the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company3.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 8 – APPROVAL OF AN AMENDMENT TO THE TERMS OF COMPENSATION OF THE CHIEF MEDICAL OFFICER

The Board of Directors and the Compensation Committee approved an amendment of the terms of compensation of Dr. Warren Wasiewski, with regard to his position as the Company's Chief Medical Officer as more fully set forth in Exhibit B attached hereto. In determining to approve such amendment, the Board of Directors and Compensation Committee took into consideration the recent significant changes in the Company’s management team, the need to keep professional management resources with the Company at such time of transition, and Dr. Wasiewski’s ability to address the Company’s needs. Accordingly, the Board of Directors and Compensation Committee determined that exceeding the limitations of the Policy is necessary and in the Company's best interest.

“RESOLVED, to approve the proposed compensation terms of Dr. Wasiewski, with regard to his position as the Company's Chief Medical Officer, as set forth in Exhibit B of this proxy statement, which terms exceed the limitations set forth in the Policy.”

Since the adjusted terms of compensation of Dr. Wasiewski exceed the limitations in the Company’s compensation policy, the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company4.

3 See footnote 2 above

4 See footnote 2 above

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 9 – APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF CERTAIN DIRECTORS

The Board of Directors and the Compensation Committee approved that the terms of compensation of Mr. Michael Burshtine, Mr. Tom Dubin, Mr. Ran Nussbaum, Dr. Marlene Haffner, Mr. Gili Cohen (which compensation terms are subject to a condition precedent as set forth below) and Dr. Ralf Rosskamp (the “Eligible Directors”) shall be as set forth in Exhibit C attached hereto. In determining to approve such amendment, the Board of Directors and Compensation Committee took into consideration the practice of similar companies in terms of size, stage of development and business, and fund them reasonable under the circumstances and that the approval thereof is in the best interests of the Company and is in accordance with the Policy.

Update regarding Board composition

Under recent amendments to regulations under the Companies Law (the “New Regulations”), and as further detailed below, the Company intends, subject to the Company’s Board comprising of a majority of independent directors (the “Independence Condition”), to avail itself from the requirement to have in its Board of Directors two External Directors (as such term is defined in the Companies Law). The Company believes that meeting NASDAQ requirements with respect to directors’ independence and majority of independent directors in its Board of Directors is adequate and sufficient for the market where the Company’s shares are traded and meets the Company’s investors expectations.

Mr. Cohen is currently the sole External Director. Once the Independence Condition is met, Mr. Cohen will cease to serve as an External Director and will continue serve as a Director, and no new External Directors will be then elected. Therefore, Mr. Cohen will be entitled to the amended compensation terms set forth in Exhibit C once the Independence Condition is met.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed amendment of the compensation terms of the Eligible Directors, as set forth in Exhibit C of this proxy statement.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director candidate shall be voted separately.

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

Exhibit A

Mr. Fredric Price – Amended Terms

The Company hereby amends, subject to shareholders’ approval, the terms of employment of Mr. Price, as follows:

I. An increase of base annual fee (the “Base Annual Fee”) from $180,000 to $380,000, payable monthly. The Base Annual Fee shall be reduced to an annual rate of $180,000 three months after the Company engages a new Chief Executive Officer*.

II. An annual bonus of up to 50% of the base annual fee*.

III. A reimbursement of $20,000 for certain expenses*.

IV. A grant of 600,000 options (the “2016 Option”). Such number of options equals 3.7% of the Company’s outstanding share capital as of the date hereof. The 2016 Option shall be granted under the terms of the Company’s 2013 Incentive Option Plan (the “Plan”), except as set forth herein.

Vesting shall be in four equal installments, on the 3rd, 6th, 9th and 12th month following the signing of Mr. Price’s Consulting Agreement (the “Agreement”). The 2016 Option shall automatically vest and become immediately exercisable upon a Change in Control, as that term is defined in the Agreement. The exercise price of the 2016 Option will be the closing price of the Company’s shares on Nasdaq on the day preceding the date of the Board resolution authorizing the grant.

Any vested portion of the 2016 Option on the date of the termination of the Agreement, plus any options to purchase the Company’s shares that Mr. Price owned prior to the signing of the Agreement (with the exception of 206,272 options Mr. Price owns whose exercise price is $11 per share (the “$11 Options”)) shall not expire and will remain exercisable until the earlier of the natural expiration of such options or upon the lapse of a period of three (3) years following the termination of the Agreement, except in the case of a Termination for Cause (as defined in the Agreement).

Mr. Price has agreed that if between the date hereof and the first anniversary of the Agreement the Company’s share price does not exceed $11 per share (subject to any split or reverse split and similar corporate actions that may take place), he shall surrender all unexercised $11 Options, which shall then be cancelled and / or expire. If between the date hereof and the first anniversary of the Agreement the Company’s share price exceeds $11 per share (subject to any split or reverse split and similar corporate actions that may take place), then such $11 Options shall expire at the earlier of their natural expiration or upon the lapse of a period of three (3) years following the termination of the Agreement, except in the case of a Termination for Cause.

V. The engagement of Mr. Price is for one year and will renew automatically for additional one year periods unless a party thereto provides in advance 90 days’ notice prior to renewal thereof*.

VI. Termination: In the event Mr. Price signs a waiver of no claims, then, (1) in the event of termination by the Company other than for cause, in connection with a change in control or termination by Mr. Price for good reason, Mr. Price will receive an amount that is equal to six (6) months of the then Base Annual Fee; (2) in the event Mr. Price’s engagement is terminated in connection with a change in control of the Company, Mr. Price will receive an amount that is equal to twelve (12) months of the then Base Annual Fee; and (3) in the event Mr. Price’s engagement is terminated in connection with a bankruptcy of the Company, Mr. Price will receive an amount that is equal to three (3) months of the then Base Annual Fee.*

* The approval of Items I, II, III, V and VI above is conditioned upon the shareholders’ approval of Item 5 (Resolution 4 in the proxy)

Exhibit B

Dr. Warren Wasiewski – Amended Terms

The Company hereby amends, subject to shareholders’ approval, the terms of employment of Dr. Wasiewski, as follows:

I. An increase in the current base salary from $375,000 per annum to $400,000 per annum, effective as of November 9, 2016;

II. To increase the annual bonus from up to 25% of base annual salary to up to 40% of the annual base salary; and

III. To approve the issuance of options to purchase up to 213,458 of the Company’s Ordinary Shares (such number is equal to 1.3% of the Company’s outstanding share capital as of the date hereof), to Dr. Wasiewski. Such options are issued at an exercise price equal to the last known closing price of the Ordinary Shares of the Company on the Nasdaq Global Market as of the date hereof, and the vesting schedule and other terms of the grant will be as set forth in the Company's 2013 Incentive Option Plan.

Exhibit C

Terms of Compensation of Certain Directors

I. An annual base compensation of USD $30,000; and

III Issuance of options to purchase up to 30,000 of the Company’s Ordinary Shares (such number equals to approximately 0.2% of the Company’s outstanding share capital as of the date hereof). Such options are issued at an exercise price equal to the last known closing price of the Ordinary Shares of the Company on the Nasdaq Global Market as of the date hereof, and the vesting schedule and other terms thereof will be as set forth in the Company's 2013 Incentive Option Plan.

BIOBLAST PHARMA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Mr. Fredric Price, Executive Chairman of the Board, Mr. Udi Gilboa, and Mr. Dan Reimer, and each of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of BioBlast Pharma Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on August 9, 2016, at 10:00 a.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual General Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BIOBLAST PHARMA LTD.

August 9, 2016

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

1.	To reappoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual Meeting and to authorize the Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect eight (8) members to the Board of Directors to act as directors of the Company until the next annual meeting, as follows:

a.	To re-elect Mr. Fredric Price to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

b.	To re-elect Mr. Colin Foster to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

c.	To re-elect Dr. Dalia Megiddo to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

d.	To re-elect Mr. Udi Gilboa to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

e.	To re-elect Mr. Tom Dubin to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

f.	To re-elect Mr. Ran Nussbaum to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

g.	To re-elect Dr. Marlene Haffner to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

h.	To re-elect Mr. Michael Burshtine to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Election of Dr. Ralf Rosskamp as a Director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve the change of the Company’s name to “Bioblast Pharma Ltd.” and the amendment of the Company's Articles of Association accordingly.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve the Board of Directors to engage the Company’s Executive Chairperson also as the Company’s Chief Executive Officer, or otherwise grant the Executive Chairperson authority to discharge responsibilities typically discharged by the Company’s Chief Executive Officer, in accordance with section 121(c) of the Israeli Companies Law.

☐	FOR	☐	AGAINST	☐	ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of proposal 5[5].

☐	YES

6.	To approve an amendment of the terms of compensation of the Company’s Executive Chairperson, which terms exceed the limitations set forth in the Policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of proposal 6[6].

☐	YES

5 A court ruling issued by Israeli court recently provides that a shareholder has to indicate explicitly whether it does not have a personal interest in the approval of certain proposals or whether it is a controlling shareholder in the Company (where a holder of 25% of the company’s share capital is assumed to be classified as a controlling shareholder. If you do not respond positively to this item your vote will not be counted in the required majority to approve the proposal.

6 See footnote 5 above

7.	To approve an amendment to the terms of compensation of Dr. Wasiewski, which terms exceed the limitations set forth in the Policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

a.	The undersigned confirms that the undersigned does not have a conflict of interest (referred to as a "personal interest" under the Companies Law, as described in the Proxy Statement) in the approval of proposal 7[7].

☐	YES

8.	To determine the terms of compensation of the following directors as set forth in Exhibit C:

a.	Mr. Michael Burshtine

☐	FOR	☐	AGAINST	☐	ABSTAIN

b.	Mr. Tom Dubin

☐	FOR	☐	AGAINST	☐	ABSTAIN

c.	Mr. Ran Nussbaum

☐	FOR	☐	AGAINST	☐	ABSTAIN

d.	Dr. Marlene Haffner

☐	FOR	☐	AGAINST	☐	ABSTAIN

e.	Dr. Ralf Rosskamp

☐	FOR	☐	AGAINST	☐	ABSTAIN

f.	To approve an amendment to Mr. Gili Cohen's Compensation, subject to, and as of the date that Mr. Gili Cohen will cease to serve as an External Director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

By signing this Proxy, the undersigned hereby declares not to be a “Controlling Shareholder” or have a “Personal Interest”, as such terms are defined in the Israeli Companies Law, 1999, with respect to any of the proposals above.

7 See footnote 5 above

Note: Please contact the Company if you have any questions or reservations with respect to the declaration above.

____________, 2016

NAME	SIGNATURE	DATE

____________, 2016

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

- 22 -